

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 23, 2009

**Via U.S. mail and facsimile**

Mr. Alan S. McKim
President and Chief Executive Officer
Clean Harbors, Inc.
42 Longwater Drive
Norwell, MA 02061-9149

> **RE: Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the fiscal period ended March 31, 2009**
> **Definitive Proxy Statement on Form 14A filed April 7, 2009**
> **File No. 001-34223**

Dear Mr. McKim:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. In light of your Form 8-A12B filed on December 11, 2008, please revise the cover page on your 1934 Act documents going forward to reflect the new file number of 001-34223.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimate, page 39

2.  Please consider revising your future filings so that critical accounting policies for accounting for landfills, goodwill, environmental liabilities, closure and post-closure liabilities and remedial liabilities to provide a more robust disclosure of the specific key assumptions used by management in connection with developing significant estimates for each of these policies.  Your disclosures should include a discussion of the key assumptions used each period and how those assumptions may have changed from prior periods.  In particular, a sensitivity analysis that quantifies for readers how reasonably likely changes in assumptions might affect the outcome of your significant estimates may assist readers by providing greater transparency.  Please show us in your supplemental response what the revisions will look like.

3.  We note from page 120 that your additions to the revenue allowance for each of the past three years has been significantly larger than the amount of the allowance as of each period end.  For example, your revenue allowance as of January 1, 2008 was approximately $5 million, however, additions to the allowance during the year amounted to over $16 million.  Please revise your MD&A in future filings on page 39 to more fully explain why revenue allowance adjustments seem to differ significantly from the amount of the allowance as of each period end.  Please also revise your MD&A in future filings to describe in greater detail your process for determining the revenue allowance as of the end of each reporting period.  Consider quantifying the specific assumptions used to calculate your revenue allowance, any changes in the assumptions used from period to period, and the reasons why your actual revenue adjustments for 2008 and 2007 were so much higher than the provided for in the allowance as of the beginning of each period.  Please show us in your supplemental response what the revisions will look like.

Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page 64

4.  In future filings, please revise your credit concentration accounting policy on page 65 to explain your policies for determining past due or delinquency status of your accounts receivable as well as your policy for charging off uncollectible trade receivables.  Please refer to paragraph 13(c) of SOP 01-6.  Please show us in your supplemental response what the revisions will look like.

5.  We see from page 67 that the range of useful lives for your Buildings and Building Improvements and Equipment line items are very broad. In future filings, please disaggregate these line items into smaller, more meaningful components, if possible, and the range of useful lives for each new category presented. Alternatively, for categories that still have very broad useful lives, you consider separately discuss the types of assets that fall in each part of the range and/or the weighted average estimated useful life. Please show us in your supplemental response what the revisions will look like.

Remedial Liabilities, page 85

6.  In future filings, please consider providing a better cross-reference of the major remedial locations to the discussions beginning on page 88. The narrative descriptions of the sites are not easily tied back to the schedule on page 85. In addition, for each site, in which it is reasonably possible the additional losses above the amounts accrued could be material, please consider disclosing the following, by site:
    *   Describe the nature of the waste and remediation effort;
    *   The current progress of the effort;
    *   Significant uncertainties concerning the estimates;
    *   The reasonably possible range of additional loss (cross-referenced to the table on page 85)
    Please show us in your supplemental response what the revisions will look like.

Exhibit Index
7.  We note that the exhibit references to an indenture and certain loan agreements are inaccurate. For example, Items 4.28L, 4.32. 4.32A and 4.32B are not in the location disclosed in the exhibit list. Please tell us where these documents are located.

Certifications, Exhibits 31.1 and 31.2
8.  In future filings, please revise the certifications to conform to the format provided in Item 601(b)(3l) of Regulation S-K. In this regard, we note "annual" has been inserted before "report" in paragraphs 2, 3, 4(c) and 4(d) and "periods" should be replaced by "period" in paragraph one of the certifications.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2008

Certifications, Exhibits 31.1 and 31.2
9.  In future filings, please revise the certifications to conform to the format provided in Item 601(b)(3l) of Regulation S-K. In this regard, we note "quarterly" has been inserted before "report" in paragraphs 2 and 3, the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" is missing in paragraph 4(d) and "function" should be replaced by "functions" in paragraph 5 of the certifications.

Mr. Alan S. McKim
Clean Harbors, Inc.
July 23, 2009
Page 4

DEFINITIVE PROXY STATEMENT FILED APRIL 7, 2009

Base Compensation, page 14
10. Please clarify the extent to which compensation decisions are derived from a comparison to the peer companies or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards.  To the extent specific elements of compensation are tied to a benchmark, discuss where actual payments and awards fall within this targeted range, and to the extent that actual compensation was outside of this range, an explanation of the reasons for this.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

11. Please discuss the reasons for increases in the base salaries of each of the named executive officers.

Performance-Based Compensation, page 15 and Long-Term Equity Incentives, page 16
12. Please understand that discussion of the various items of corporate and individual performance that were considered by the Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2008.  Although you provide a generalized discussion of the EBITDA performance relevant to payouts under the management incentive bonus program, we cannot locate any disclosure that analyzes how the 2008 actual EBITDA results correlated to actual payouts under the plan.  Refer also the absence of this disclosure as it relates to the performance-based restricted stock awards granted on May 15, 2008.  For each named executive officer state the factors that were considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why the Compensation Committee determined that the levels of compensation were appropriate in light of the factors considered.

Stock Ownership Guidelines, page 18
13. Please disclose which directors and executive officers are in compliance with your stock ownership guidelines.

Summary Compensation Table, page 19 and Director Compensation Table, page 24
14. Please provide disclosure pursuant to the Instruction to Item 402(c)(2)(v) and (vi) for footnote 2 in the summary compensation table and footnote 1 in the director compensation table.

*    *    *    *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sherry Haywood, Attorney, at (202) 551-3345 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant